SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T RETIREMENT SAVINGS PLAN (FORMERLY BELLSOUTH RETIREMENT SAVINGS PLAN)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

Financial Statements, Supplemental Schedule and Exhibit

Table of Contents
Page

Reports of Independent Registered Public Accounting Firms	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	4
Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	21

Exhibit:

23 – Consents of Independent Registered Public Accounting Firms	24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
AT&T Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of AT&T Retirement Savings Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2008 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008, and the changes in its net assets available for benefits for the year then ended, in conformity with US generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Dallas, Texas                                                                                                /s/ ERNST & YOUNG LLP
June 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
AT&T Retirement Savings Plan

We have audited the accompanying Statement of Net Assets Available for Benefits of the AT&T Retirement Savings Plan (the “Plan”) as of December 31, 2007. The Statement of Net Assets Available for Benefits is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the statement of net assets available for benefits based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Net Assets Available for Benefits referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ McConnell & Jones LLP

Houston, Texas
June 26, 2008

AT&T RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,
	2008	2007
ASSETS
Investments, at fair value:
Investment in AT&T Savings Plan Master Trust	$128,275	$-
Investment in Cingular Wireless Savings Plan Master Trust	223,208	-
Investment in BellSouth Master Savings Trust	-	5,526,703
Investment in BrokerageLink Account	-	155,971
Participant loans	36,420	56,994
Total Investments	387,903	5,739,668

Participant contributions receivable	-	4,959
Employer contributions receivable	-	2,725
Other	-	839

Total Assets	387,903	5,748,191

LIABILITITES
Payables	-	4,020

Net assets reflecting investments at fair value	387,903	5,744,171

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	2,182	(20,290)

Net Assets Available for Benefits	$390,085	$5,723,881

See Notes to Financial Statements.

AT&T RETIRMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2007	$5,723,881

Additions to Net Assets:
Contributions:
Participant contributions	12,288
Employer contributions	3,817

16,105
Investment Income (Loss):

Net loss from investment in AT&T Savings Plan
Master Trust	(13,761)
Net loss from investment in BellSouth Master
Savings Trust	(434,015)
Net investment loss from BrokerageLink Account	(6,384)
Interest on participant loans	1,537
(456,623)

Total Additions, net of investment loss	(436,518)

Deductions from Net Assets:
Distributions	204,308

Total Deductions	204,308

Net decrease before transfers	(640,826)

Transfers from affiliate plans (See Note 1)	376,811
Transfers to affiliate plans (See Note 1)	(5,069,781)

Net decrease	(5,333,796)

Net Assets Available for Benefits, December 31, 2008	$390,085

See Notes to Financial Statements.

AT&T RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

1.
Plan Description – The AT&T Retirement Savings Plan (Plan), formerly the BellSouth Retirement Savings Plan, is a defined contribution plan originally established by BellSouth Corporation (BellSouth) and effective January 1, 2008 established by AT&T Inc. (AT&T or the Company) to provide a convenient way for eligible non-management and bargained for employees of participating AT&T companies to save on a regular and long-term basis. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan documents include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In December 2006, BellSouth was acquired by AT&T Inc.  As a result of the acquisition, the BellSouth common stock held in the BellSouth Stock Fund was converted to AT&T common stock based on a conversion ratio. On January 1, 2008, the BellSouth Retirement Savings Plan was renamed the AT&T Retirement Savings Plan and the Plan sponsor became AT&T Inc.

Effective March 1, 2008, the portion of Plan accounts attributable to BellSouth management employees (who were previously eligible to participate in the Plan) were spun-out and transferred into the AT&T Savings Plan. The Plan remains an ongoing plan with respect to certain bargained for employees and certain non-management employees.

In 2008, AT&T amended the Plan to merge certain participant account balances and assets of the following into the Plan:

Plan Name	Effective Date
AT&T Retirement Savings and Profit Sharing Plan	May 1, 2008
AT&T Savings and Security Plan	December 5, 2008
Dobson Communications Corp 401(k) Plan (certain assets only)	December 19, 2008
Cingular Wireless 401(k) Savings Plan (certain assets only)	December 31, 2008

Prior to March 1, 2008, the Plan participated in the BellSouth Master Savings Trust (BS Master Trust) for the investment of the pooled assets of various funds. The trustee of the BS Master Trust was State Street Bank and Trust Company (State Street). On March 1, 2008, the Plan assets invested in the BS Master Trust were transferred to the AT&T Savings Plan Master Trust (AT&T Master Trust) and the trustee was changed to The Bank of New York Mellon (BNY Mellon).  In addition, on March 1, 2008 the AT&T Master Trust became a participating trust in the AT&T Savings Group Investment Trust (Group Trust).  BNY Mellon is the trustee of the Group Trust. Due to the merger of certain assets and participant account balances of the Cingular Wireless 401(k) Savings Plan (Cingular Plan), the Plan acquired an interest in the Cingular Wireless Master Trust (CWMT) on December 31, 2008.  State Street Bank and Trust Company (State Street) serves as trustee of the CWMT.  The assets of the CWMT were transferred to the AT&T Master Trust in January 2009. (See Note 6)

As of December 31, 2007, participants could invest their contributions in one or more of the following funds in 1% increments: AT&T Shares Fund, Index Stock Fund, Interest Income Fund, Bond Fund, Balanced Fund, BrokerageLink Account, BGI LifePath portfolios including 2010, 2020, 2030, 2040 Retirement Funds and the following mutual funds: Fidelity Growth & Income Portfolio, Vanguard Growth Index Fund, DFA U.S. Small Cap Value II Fund, T. Rowe Price Mid-Cap Growth, DFA U.S. Large Cap Value II Fund and DFA International Value II Fund. On March 1, 2008, the Plan investment options changed to:

• AT&T Total Return Bond Fund*	• Small and Mid-Sized U.S. Stock Index Fund**
• AT&T U.S. Stock Fund*	• International Stock Index Fund**
• AT&T International Stock Fund*	• AT&T Age-Based Asset Allocation Funds (based on retirement date)**
• AT&T Stable Value Fund*	• Total U.S. Stock Market Index Fund**
• Large Cap U.S. Stock Index Fund**	• Fidelity BrokerageLink®**
• AT&T Shares Fund**

* Fund option became an investment fund option of the Group Trust effective March 1, 2008.
** Fund option became an investment fund option of the AT&T Master Trust effective March 1, 2008.

AT&T RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - continued
(Dollars in Thousands)

Participants contribute to the Plan on a pre-tax basis through payroll allotments. The Company contributes to the Plan by matching the participants' contributions based on the provisions of the Plan.  Company matching contributions are made solely in the form of shares of AT&T’s common stock held in an Employee Stock Ownership Plan (ESOP) which is a separate investment account of this Plan.  Effective January 1, 2008, Company contributions made to the Plan that are invested in the ESOP can be immediately diversified into any of the fund options above.  Company contributions made to the Plan prior to December 31, 2007 can only be diversified into other fund options at varying percentages based on whether or not the participant is vested in the matching contributions and the participant’s age.  Generally all amounts in the ESOP will be available for diversification into other funds by January 1, 2010.

Dividends on shares in the AT&T Shares Fund and the ESOP can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a separate fund known as a Dividend Fund Account (DFA) for distribution at the end of the year. Interest earned on dividends held in the DFA is paid into the AT&T Shares Fund. During 2008, Plan participants elected to receive $124,230 in dividend distributions. This amount is included in distributions on the statement of changes in net assets available for benefits.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

2.
Accounting Policies – The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Benefits are recorded when paid.

Investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.  Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Over-the-counter securities and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Cash and temporary assets are stated at fair value. The guaranteed investment contracts (GICs) and the Synthetic GICs hold asset backed securities.

Common/collective trust funds are valued at quoted redemption values that represent the net asset values of units held at year-end which management has determined approximates fair value. Publicly traded partnerships are valued using trades on a national securities exchange on the last reported sales price on the last business day of the year. Participant loans are reported at cost, which approximates fair value.

As required by Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (Synthetic GICs). As required by the FSP, the fair value of the GIC is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. the underlying investments of the synthetic GICs are valued at quoted redemption values on the last business day of the Plan’s year-end. The fair value of the wrap contracts for the synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

AT&T RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - continued
(Dollars in Thousands)

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

3.
Tax Status – The Plan has received a determination letter from the Internal Revenue Service dated August 6, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the Internal Revenue Service, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.  In addition, the Plan was filed with the Internal Revenue Service for a new favorable determination letter on February 2, 2009 pursuant to, and as a part of, the IRS determination letter filing program (Cycle C).

4.
Plan Expenses – Each participant in the Plan may be charged for administrative expenses, including, trustee and other  expenses considered reasonable by the Plan administrator. The fee is divided on a pro rata basis among each investment option of the participant; an additional fee is charged to individual participants for various services provided by the Plan’s recordkeeper and other service providers. Investment manager fees are paid by the Group Trust and AT&T Master Trust (the BS Master Trust prior to March 1, 2008).

5.
Fair Value Measurements – In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FASB Statement No. 157).  FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FASB Statement No.157 are effective for fiscal years beginning after November 15, 2007. The Plan adopted this standard as of January 1, 2008 and the impact of the adoption was not significant.

The FASB Statement No. 157 framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FAS Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include:
• Quoted prices for similar assets and liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted market prices that are observable for the asset or liability;
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level with the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

AT&T RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - continued
(Dollars in Thousands)

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  There have been no changes in the methodologies used at December 31, 2008 and 2007.

The only investment held by the Plan (outside of all master and group trusts) is participant loans, and are classified as a Level 3investment in the fair value hierarchy at December 31, 2008.  There are no realized or unrealized gains on participant loans.  The change from the December 31, 2007 balance of $56,994 consists solely of net issuances and settlements.   See Note 6 for fair value hierarchy for the BS Master Trust’s, AT&T Master Trust’s, and Group Trust’s investments.

6.
Investments – During 2008 the Plan held investments in the BS Master Trust through March 1, 2008 and in the AT&T Master Trust (for certain investment fund options as disclosed in Note 1) from March 1, 2008 to December 31, 2008.  The AT&T Master Trust held an investment in the Group Trust (for certain investment fund options as disclosed in Note 1) from March 1, 2008 to December 31, 2008.  Investments held in BrokerageLink accounts were held outside the BS Master Trust as a separate Plan investment until March 1, 2008 when they were transferred to the AT&T Master Trust.  In addition, due to the merger of the Cingular Plan, the Plan owns an interest in the CWMT on December 31, 2008.

BellSouth Master Savings Trust Investments

The BS Master Trust investments presented as of December 31, 2007 are those held by State Street, as trustee, of the BS Master Trust and were allocated to the Plan based upon the total of each individual participant’s share of the BS Master Trust’s net assets. The Plan’s allocated share of the total net assets of the BS Master Trust was $5,526,703 or 66% at December 31, 2007.   As discussed in Note 1, assets held within the BS Master Trust were transferred to AT&T Master Trust on March 1, 2008. Therefore, the BS Master Trust held no assets at December 31, 2008.

The Plan’s allocated percentages of the net assets of each fund in the BS Master Trust at December 31, 2007 were as follows:

AT&T Shares Fund	54.81%
Indexed Stock Fund	82.68
Interest Income Fund	67.45
Vanguard Growth Index Fund	66.44
Fidelity Growth & Income Portfolio	65.28
Balanced Fund	71.21
Bond Fund	74.85
T. Rowe Price Mid-Cap Growth	67.53
DFA U.S. Small Cap Value II Fund	68.20
BrokerageLink Account	100.00
DFA International Value II Fund	69.38
DFA U.S. Large Cap Value II Fund	68.38
BGI LifePath 2010 Fund	75.33
BGI LifePath 2020 Fund	72.27
BGI LifePath 2030 Fund	71.00
BGI LifePath 2040 Fund	72.52
BGI LifePath Retirement Fund	68.56

AT&T RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - continued
(Dollars in Thousands)

The financial position of the BS Master Trust at December 31, 2007 was as follows:

Type of BS Master Trust Investment
Short-term securities	$51,051
Common stocks	2,094,325
U.S. Government bonds and notes	205,292
Corporate and other bonds and notes	73,655
Registered investment companies	2,556,691
Common/collective trust funds	1,171,917
Investment contracts (at fair value):
Synthetic investment contracts
Wrap contract	-
Short-term investments	159,479
Asset-backed securities	928,604
Corporate bonds	24,885
Government securities	1,128,500
Unsettled trades and other	(1,354)
Unsettled trades and other	(18,256)
Master trust investments at fair value	8,374,789
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(27,775)
$8,347,014

Net Depreciation in Fair Value of BS Master Trust Investments and Total Investment Income for the period from January 1, 2008 to March 1, 2008

Common stocks	$(322,412)
U.S. Government bonds and notes	692
Registered investment companies	(235,914)
Corporate and other bonds and notes	31
Common/collective trust funds	(68,213)
Total net depreciation in fair value of BS Master Trust Investments	$(625,816)

Investment income:
Interest	$22,086
Dividends	20,128
Other	702
Total investment income	$42,916

AT&T Savings Plan Master Trust Investments

In March 2008, AT&T established the AT&T Master Trust to manage assets of pooled investment options among various AT&T sponsored plans. The Plan began participating in the AT&T Master Trust on March 1, 2008. Certain underlying assets of participant fund options available to participants prior to March 1, 2008 were transferred to the AT&T Master Trust and reinvested in the underlying investments of the seven investment fund options as disclosed below.  In addition, the AT&T Master Trust became a participating trust in the Group Trust with regards to the four remaining participant investment fund options.

AT&T RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - continued
(Dollars in Thousands)

Each participating plan’s interest in the investment fund options (i.e., separate accounts) of the AT&T Master Trust is based on account balances of the participants and their elected investment fund options. The AT&T Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the AT&T Master Trust.

Investment income and administrative expenses related to the AT&T Master Trust are allocated to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

The participating entity and ownership percentages of the AT&T Master Trust are listed below:

December 31, 2008

AT&T Savings Plan	99.13%
AT&T Retirement Savings Plan	0.84%
AT&T Puerto Rico Savings Plan (formerly AT&T of Puerto Rico, Inc. Long Term Savings Plan for Management Employees)	0.03%

Total	100.00%

 The Plan’s percentage interest in each of the investment fund options within the AT&T Master Trust is disclosed below.

2008
Total U.S. Stock Market Index Fund	0.36%
Large Cap U.S. Stock Index Fund	0.84%
Small and Mid-Sized U.S. Stock Index Fund	0.52%
International Stock Index Fund	0.48%
AT&T Shares Fund	1.33%
AT&T Age-Based Asset Allocation Funds
AT&T Age-Based Allocation 2000 Fund	0.09%
AT&T Age-Based Allocation 2005 Fund	0.03%
AT&T Age-Based Allocation 2010 Fund	0.31%
AT&T Age-Based Allocation 2015 Fund	0.27%
AT&T Age-Based Allocation 2020 Fund	0.62%
AT&T Age-Based Allocation 2025 Fund	0.28%
AT&T Age-Based Allocation 2030 Fund	0.64%
AT&T Age-Based Allocation 2035 Fund	1.03%
AT&T Age-Based Allocation 2040 Fund	2.19%
AT&T Age-Based Allocation 2045 Fund	4.08%
AT&T Age-Based Allocation 2050 Fund	0.69%
Fidelity BrokerageLink®	1.22%

AT&T RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - continued
(Dollars in Thousands)

The financial position of the AT&T Master Trust at December 31, 2008 was as follows:

Type of AT&T Master Trust Investment
2008
Interest bearing cash	$11,155
Common stocks	3,395,900
Common/collective trust funds	4,259,005
Investment in Group Trust	7,658,152
AT&T Master Trust investments, at fair value	15,324,212
Net other assets and liabilities	(4,534)
Adjustment from fair value to contract value for fully benefit responsive insurance contracts	74,669
Net assets available for benefits	$15,394,347

Net Appreciation (Depreciation) in Fair Value of AT&T Master Trust Investments and Total Investment Income for the period from March 1, 2008 to December 31, 2008

2008
Interest bearing cash	$38
Common stocks	(99,829)
Common/collective trust funds	(2,199,425)
Investment in Group Trust	(1,256,285)
Total net depreciation in fair value of Master Trust Investments	$(3,555,501)

Investment income:
Interest	$25
Dividends	129,545
Total investment income	$129,570

The following table sets forth by level, within the fair value hierarchy, the AT&T Master Trust’s assets at fair value as of December 31, 2008.

	AT&T Master Trust Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Interest bearing cash	$11,155	$-	$-	$11,155
Common stocks	3,395,900	-	-	3,395,900
Common/collective trust funds	-	4,259,005	-	4,259,005
Total assets at fair value	$3,407,055	$4,259,005	$-	$7,666,060

AT&T Savings Group Investment Trust Investments

In October 2007, AT&T established the Group Trust to manage assets of pooled investment options between the Plan and other AT&T sponsored employee benefit plans. The Plan began participating in the Group Trust on March 1, 2008.  Certain underlying assets of participant fund options available to participants prior to March 1, 2008 were transferred to the Group Trust and reinvested in the underlying investment of the four customized AT&T funds as disclosed below.

AT&T RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - continued
(Dollars in Thousands)

Each participating plan’s interest in the investment fund options (i.e., separate accounts) of the Group Trust is based on account balances of the participants and their elected investment fund options. The Group Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Group Trust.

Investment income and administrative expenses related to the Group Trust are allocated to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

The participating entities and ownership percentages of the Group Trust are listed below:

December 31, 2008

AT&T Savings Plan Master Trust	83.4%
AT&T Savings Master Trust	7.4%
BellSouth Savings and Security Plan	9.2%
Total	100.0%

AT&T RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - continued
(Dollars in Thousands)

The AT&T Master Trust’s percentage interest in each of the investment fund options within the Group Trust is disclosed below.

December 31, 2008	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T Inter-national Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$43	$7,426	$-	$7,469
Common/collective trust funds	-	492,060	143,162	-	635,222
Corporate and other bonds and notes	-	-	171	-	171
Equities	-	1,174,101	250,366	-	1,424,467
Equities – loaned	-	(73,570)	(13,993)		(87,563)
Publicly traded partnerships	-	1,242	-	-	1,242
Registered investment companies	752,426	23,407	4,793	5,062	785,688
Registered investment companies – loaned	(37,925)				(37,925)
Investment contracts (at fair value):
Guaranteed investment contracts	-	-	-	23,996	23,996
Synthetic investment contracts
Common/collective trust funds	-	-	-	26,927	26,927
Corporate and other bonds and notes	-	-	-	2,739,026	2,739,026
Corporate and other bonds and notes – loaned				(8,955)	(8,955)
Government securities	-	-	-	3,765,673	3,765,673
Government securities – loaned				(796,733)	(796,733)
Investments short sold – proceeds of $97,067	-	-	-	(97,762)	(97,762)
Wrap contracts	-	-	-	17,863	17,863
Cash	-	-	-	3,120	3,120
Unsettled trades and other	-	-	-	(158,963)	(158,963)
Market value of securities on loan	37,925	73,570	13,993	805,688	931,176
AT&T Savings Group Investment Trust investments at fair value	752,426	1,690,853	405,918	6,324,942	9,174,139
Unsettled trades and other	3,469	(636)	2,292	(5,499)	(374)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-	96,719	96,719
AT&T Savings Group Investment Trust investments	$755,895	1,690,217	408,210	6,416,162	9,270,484
AT&T Master Trust’s percentage ownership interest of investments	98.2%	96.9%	97.9%	77.2%	83.4%

AT&T RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - continued
(Dollars in Thousands)

Net Appreciation (Depreciation) in Fair Value of AT&T Savings Group Investment Trust Investments and
Total Investment Income for the year ended December 31, 2008

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T Inter-national Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$-	$73	$-	$73
Common/collective trust funds	-	(262,119)	(69,429)	-	(331,548)
Corporate and other bonds and notes	-	-	(7)	-	(7)
Equities	-	(785,039)	(292,308)	-	(1,077,347)
Publicly traded partnerships	-	(1,991)	-	-	(1,991)
Registered investment companies	(59,157)	2,002	-	-	(57,155)
Total net appreciation (depreciation) in fair value of Group Trust Investments	$(59,157)	$(1,047,147)	$(361,671)	$-	$(1,467,974)

Investment income:
Interest	$-	$1,085	$450	$271,823	$273,358
Dividends	51,532	23,597	13,572	35	88,736
Securities lending	-	1,632	487	-	2,119
Comingled Fund Income	-	-	1,256	-	1,256
Recaptured Broker Commissions	-	-	78	-	78
Total investment income of Group Trust Investments	$51,532	$26,314	$15,843	$271,858	$365,547

The Plan participated in the Group Trust for the period March 1, 2008 to December 31, 2008.  The net depreciation in fair value of Group Trust investments was $(1,361,585) and investment income was $332,569 for March 1, 2008 to December 31, 2008.

AT&T RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - continued
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Group Trust’s assets at fair value as of December 31, 2008.

	Group Trust Assets and Liabilities at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Interest bearing cash	$7,426	$43	$-	$7,469
Common/collective trust funds	-	635,222	-	635,222
Corporate and other bonds and notes	171	-	-	171
Equities	1,334,229	2,675	-	1,336,904
Publicly traded partnerships	1,242	-	-	1,242
Registered investment companies	742,701	5,062	-	747,763
Investment contracts:			-
Guaranteed investment contracts	-	23,996	-	23,996
Synthetic investment contracts:			-
Common/collective trust fund		30,047		30,047
Corporate and other bonds and notes	208,230	2,521,841	-	2,730,071
Government securities	-	2,968,940	-	2,968,940
Wrap contracts		17,863	-	17,863
Other	-	(256,725)	-	(256,725)
Market value of securities on loan	125,488	805,688	-	931,176
Total assets and liabilities at fair value	$2,419,487	$6,754,652	$-	$9,174,139

Investment in Cingular Wireless Master Trust

As discussed in Note 1, certain assets and participant account balances of the Cingular Wireless 401(k) Savings Plan merged into the Plan effective December 31, 2008. Due to the merger discussed in Note 1, the assets held by the CWMT (pending transfer to the AT&T Master Trust) are owned by the Plan and AT&T Savings Plan.  At December 31, 2008, the Plan’s interest in the net assets of the CWMT was approximately 12%, with a fair value of $223,208.

Each participating plan’s interest in the investment fund options (separate accounts) of the CWMT is based on account balances of the participants and their elected investment fund options.  The CWMT assets are allocated based on account balances of participants who have become eligible for the Plan effective December 31, 2008.  Because the Cingular Wireless 401(k) Savings Plan merged into the Plan on December 31, 2008, there was no income or expense recorded on the Plan’s statement of changes in net assets available for benefits for the year ended December 31, 2008.

AT&T RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - continued
(Dollars in Thousands)

The Cingular Wireless Master Trust investments presented as of December 31, 2008 are those held by State Street, as trustee, of the Master Trust.

Type of Cingular Wireless Master Trust Investment	2008
Investments at fair value:
Interest bearing cash	$5,980
Common/collective trust funds	1,286,149
Common stock	73,518
Cingular Stable Value Fund:
Interest bearing cash	47,878
Guaranteed investment contracts	36,013
Synthetic investment contracts:
Asset-backed securities	108,286
Common/collective trust funds	149,379
Corporate bonds	9,353
Government securities	76,856
Wrapper contracts	242
Total investments at fair value	1,793,654
Receivables and payables	124,384
Net assets held in Cingular Master Trust, at fair value	1,918,038
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	4,266
Net assets held in Cingular Master Trust	$1,922,304

The following table sets forth by level, within the fair value hierarchy, the CWMT’s assets at fair value as of December 31, 2008.

	CWMT Trust Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Common stock	$73,518	$-	$-	$73,518
Common/collective trust funds	-	1,286,149	-	1,286,149
Investment Contracts:
Guaranteed investment contracts		36,013		36,013
Synthetic investment contracts:
Common/collective trust funds		149,379		149,379
Corporate and other bonds and notes		117,639		117,639
Government securities		76,856		76,856
Wrapper contracts		242		242
Interest bearing cash	-	48,878	-	48,878
Interest bearing cash	-	5,980	-	5,980

Total Assets at Fair Value	$73,518	$1,720,136	$-	$1,793,654

AT&T RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - continued
(Dollars in Thousands)

Financial Instruments With Off-Balance Sheet Risk
In the normal course of operations, Group Trust (BS Master Trust prior to March 1, 2008) assets are invested in financial instruments (futures, options and foreign currency contracts) which may give rise to off-balance sheet risk. These instruments involve, in varying degrees, elements of credit and market risk in excess of the amounts recognized on the statements of net assets available for benefits. The contract or notional amounts disclosed on the following pages provide a measure of the Group Trust’s (BS Master Trust’s prior to March 1, 2008) involvement in such instruments but are not indicative of potential loss. The intent is to use these financial instruments to reduce, rather than increase, market risk. The Group Trust’s (BS Master Trust’s prior to March 1, 2008) fiduciaries do not anticipate any material adverse effect on the Group Trust’s (BS Master Trust’s prior to March 1, 2008) financial position resulting from its involvement in these instruments.

Futures Contracts
On behalf of the Plan, investment managers for the Group Trust (BS Master Trust prior to March 1, 2008) enter into various futures contracts to economically hedge investments in domestic securities. These contracts, which are considered derivatives under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” are agreements between two parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange-traded. Upon entering into such a contract on behalf of the Plan, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum “initial margin” requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices.
At December 31, 2008, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value
90 Day EuroDollar Future	(39)	6/2010	$ (9,580)
US Treasury Bond Future	(126)	3/2009	(17,394)
US 10-Year Treasury Notes Future	(225)	3/2009	(28,294)
US 5-Year Treasury Notes Future	835	3/2009	99,411
US 2-Year Treasury Notes Future	89	3/2009	19,408
UK Long GILT Future	127	3/2009	22,545
US Treasury Bond Future	(336)	3/2009	(46,384)
US 10-Year Treasury Notes Future	362	3/2009	45,522
US 5-Year Treasury Notes Future	229	3/2009	27,264
US 2-Year Treasury Notes Future	19	3/2009	4,143

At December 31, 2007, open futures contracts held in the BS Master Trust were as follows:

	Number of Contracts		Notional
Type of Contract	Buy/(Sell)	Expiration	Value
S&P 500 Index Futures	128	3/2008	$32
U.S. Treasury Bonds Futures	(254)	3/2008	(25,400)

AT&T RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - continued
(Dollars in Thousands)

Fully Benefit-Responsive Investment Contracts
The AT&T Stable Value Fund (the Interest Income Fund prior to March 1, 2008) consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and may be periodically reset. The AT&T Stable Value Fund (the Interest Income Fund prior to March 1, 2008) invests in GICs and Synthetic GICs.  Synthetic GICS are also referred to as wrapper contracts. At December 31, 2008 the assets supporting the Synthetic GICs are owned by the Group Trust.  At December 31, 2007 the assets supporting the Synthetic GICs are owned by the BS Master Trust.  These assets generally consist of high quality fixed income securities. At December 31, 2008 the underlying net assets allocated to the Plan had a fair value of $111,931 and a contract value of $114,371.  At December 31, 2007 the underlying net assets allocated to the Plan had a fair value of $1,493,150 and a contract value of $1,472,860.  For the years ended December 31, 2008 and 2007, the average yield earned by the Plan on these contracts was 5.06% and 4.49%, and, the average yield earned by the Plan adjusted to reflect actual interest rate credited to participants, was 4.57% and 4.60%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2008 or 2007.

The Cingular Stable Value Fund invests in GICs and Synthetic GICs.  Synthetic GICs are also referred to as wrapper contracts.  At December 31, 2008 and 2007, the assets supporting the Synthetic GICs were owned by the CWMT.  These assets generally consist of high quality fixed income securities.  At December 31, 2008, the underlying assets allocated to the Plan had a fair value of $45,725 and a contract value of $46,194.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest. The fair value of the wrapper contracts for the Group Trust were $17,863 at December 31, 2008. The fair value of the wrapper contracts for the CWMT were $242 at December 31, 2008.

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities and the duration of those investments. All wrapper contracts provide for minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuer will pay the plan the shortfall needed to maintain the rate at zero, ensuring participants’ principal and accrued interest is protected. The fixed crediting interest rate on these contracts was 4.47% at December 31, 2008 and 4.66% at December 31, 2007.

Changes in market interest rates can affect the yield to maturity and the market value of the underlying investments, and can have a material impact on the wrapper contract’s interest crediting rate. Additionally, participant withdrawals and transfers from the AT&T Stable Value Fund (the Interest Income Fund prior to March 1, 2008) are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statement of Net Assets Available for Benefits as the “Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts,” and the amount allocated to the Plan totaled $2,182 at December 31, 2008 and was $(20,290) at December 31, 2007.  When this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment is negative, the embedded market gains would cause the future interest crediting rate to be higher.

AT&T RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - continued
(Dollars in Thousands)

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Group Trust (BS Master Trust prior to March 1, 2008), a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of these events will occur in the foreseeable future.

Securities Lending
The Group Trust is authorized to engage in the lending of certain assets. Securities lending is an investment management enhancement that utilizes the existing securities of the Group Trust to earn additional income. Securities lending involves the loaning of securities to a selected group of approved banks and broker-dealers. The fair value of securities on loan was $931,176 and value of collateral held was $954,949 at December 31, 2008.  The collateral is invested in a common/collective trust fund (classified as Level 2).

In return for the loaned securities, the trustee, prior to or simultaneous with delivery of the loaned securities to the borrower, receives collateral in the form of cash or U.S. Government securities as a safeguard against possible default of any borrower on the return of the loan. Each loan is initially collateralized, in the case of: (a) loaned securities denominated in U.S. dollars or whose primary trading market is located in the U.S. to the extent of 102% of market value of the loaned securities, or (b) loaned securities not denominated in U.S. dollars or whose primary trading market is not located in the U.S. to the extent of 105% of the market value of the loaned securities. The collateral is marked to market on a daily basis.

Investment Risk
Investments held by the BS Master Trust, the Group Trust, the AT&T Master Trust and Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits. Plan participants’ accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Group Trust (the BS Master Trust prior to March 1, 2008) and the CWMT invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

6.
Related Party Transactions and Party-in-Interest - Plan assets are invested in AT&T stock either directly or through the Group Trust or Master Trust. Because the Company is the plan sponsor, transactions involving the Company’s stock qualify as party-in-interest transactions.  In addition, certain investments held by the Plan, Group Trust and AT&T Master Trust are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various  agreements. In addition, certain investments are managed by State Street and Fidelity as trustee and record keeper as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions.  All of these transactions are exempt from the prohibited transactions rules.

AT&T RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - continued
(Dollars in Thousands)

7.	Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2008	2007
Net Assets Available for Benefits per the financial statements	$390,085	$5,723,881

Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,182)	20,290

Net Assets Available for Benefits per the Form 5500	$387,903	$5,744,171

The following is a reconciliation of total additions per the financial statements to total additions per the Form 5500 for the year ended December 31, 2008:

Total additions per the financial statements	$(640,826)

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	(20,290)

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2008	(2,182)

Total income per the Form 5500	$(663,298)

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

AT&T RETIREMENT SAVINGS PLAN

EIN 43-1301883, PLAN NO. 009
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

*	Participant Loans	4.00% - 10.50%	**	$36,420

*      Party-in-Interest.
**   Participant-directed investment, cost not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Retirement Savings Plan

By AT&T Inc., Plan Administrator for the Foregoing Plan

By	/s/ John J. Stephens
John J. Stephens
Senior Vice President and Controller

Date: June 26, 2009

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consents of Independent Registered Public Accounting Firms
23.1 Consent of Ernst & Young LLP
23.2 Consent of McConnell & Jones LLP